Exhibit 17.1

The Board of Directors
Swinging Pig Productions, Inc.

Re: Resignation of Duties

Dear Board of Directors:

I hereby tender my resignation as President, Secretary and Director of Swinging Pig Productions, Inc., effective immediately. Please note that I have no disputes or disagreements with the Company.

Sincerely,

/s/ Julie Mirman                                           Date: March 30, 2010

Julie Mirman
President
Secretary
Director

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